                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 6)
                                       of
                           Tweedy, Browne Company LLC

                                (Name of Issuer)
                     National Western Life Insurance Company

                         (Title of Class of Securities)
                Class A- Common Stock, Par Value $1.00 per share

                                 (Cusip Number)
                                    638522102

                                December 31, 2006
             (Date of Event which Requires Filing of this Statement)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 638522102

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1.   NAME OF REPORTING PERSONS IRS IDENTIFICATION NOS OF ABOVE PERSONS

     Tweedy, Browne Company LLC ("TBC")
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2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

     (a)  [ ]
     (b)  [ ]
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3.   SEC USE ONLY

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4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
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                  5.   SOLE VOTING POWER

                       153,839 shares
                  --------------------------------------------------------------
                  6.   SHARED VOTING POWER

                       0 shares
   NUMBER OF      --------------------------------------------------------------
    SHARES        7.   SOLE DISPOSITIVE POWER
 BENEFICIALLY
    OWNED BY           159,833 shares
EACH REPORTING    --------------------------------------------------------------
    PERSON        8.   SHARED DISPOSITIVE POWER
     WITH
                       0 shares
                  --------------------------------------------------------------
                  9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                       PERSON

                       159,833 shares
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10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW(9)EXCLUDES CERTAIN SHARES*

     [ ]
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11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     4.67%
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12.  TYPE OF REPORTING PERSON (See instructions)

     BD & IA
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13.  CHECK THE APPROPRIATE BOX TO DESIGNATE THE RULE PURSUANT TO WHICH THIS
     SCHEDULE IS FILED

     [X] Rule 13d-1(b)
     [ ] Rule 13d-1(c)
     [ ] Rule 13d-1(d)
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ITEM 1   (A)   NAME OF ISSUER:
               National Western Life Insurance Company

ITEM 1   (B)   ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
               850 East Anderson Lane
               Austin, Texas 78752 - 1602

ITEM 2   (A)   NAME OF PERSON FILING:
               The person filing this Amendment No. 6 to a Statement on Schedule
               13G is Tweedy, Browne Company LLC ("TBC"), a Delaware limited liability company.

ITEM 2   (B)   ADDRESS OF PRINCIPAL OFFICE:
               The business address of TBC is 350 Park Avenue, New York,
               NY 10022.

ITEM 2   (C)   CITIZENSHIP:
               TBC is a Delaware limited liability company.

ITEM 2   (D)   TITLE OF CLASS OF SECURITIES:
               This Amendment No. 6 relates to the Class A - Common Stock, par value $1.00 per share of the issuer.

ITEM 2   (E)   CUSIP NUMBER:
               638522102

ITEM 3 IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B) OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS a:

         (a)   [X]  Broker or dealer registered under Section 15 of the Exchange
                    Act

         (b)   [ ]  Bank as defined in Section 3(a)(6) of the Exchange Act.

         (c)   [ ]  Insurance company as defined in Section 3(a)(19) of the
                    Exchange Act.

         (d)   [ ]  Investment company registered under Section 8 of the
                    Investment Company Act.

         (e)   [X]  An investment adviser in accordance with Rule
                    13d-1(b)(1)(ii)(E).

         (f)   [ ]  An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

         (g)   [ ]  A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

         (h)   [ ]  A savings association as defined in Section 3(b) of the
                    Federal Deposit Insurance Act.

         (i)   [ ]  A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

         (j)   [ ]  Group, in accordance with Rule 13d-1(c), check this box.

ITEM 4 - OWNERSHIP

ITEM 4   (a)   Amount Beneficially Owned:
               159,833 shares

         (b)   Percent of Class
               4.67%

         (c)   Number of Shares as to which such person has:

         (i)   Sole power to vote or direct the vote:
               153,839 shares

         (ii)  Shared power to vote or direct the vote:
               0 shares

         (iii) Sole power to dispose or to direct the disposition of 159,833 shares

         (iv) Shared power to dispose or to direct the disposition of 0 shares

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS
         [X]

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON Not applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:
         Not applicable

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP
         Not applicable

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP
         Not applicable

ITEM 10. CERTIFICATION

          By signing below TBC does hereby certify that, to the best of its knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

          TBC after reasonable inquiry and to the best of its knowledge and belief, does hereby certify that the information set forth in the Amendment No. 6 is true, complete and correct.

TWEEDY, BROWNE COMPANY LLC


By: /s/ Christopher H. Browne
    ---------------------------------
    Christopher H. Browne
    Managing Director

Dated: January 25, 2007